Response to American Outdoor Brands Corporation

On September 6, 2018, American Outdoor Brands Corporation (“AOBC”) issued a response to statements made in our August 27, 2018 report,1 filed as additional proxy soliciting material.2 This was part of larger response to proxy advisor Glass Lewis, which cited our report in its initial recommendation to its clients that they withhold support from five of AOBC’s directors up for re-election at AOBC’s annual meeting later this month and support a stockholder resolution.

We believe that AOBC has provided insufficient evidence to refute our claims and has introduced new statements that are difficult, if not impossible, to reconcile with publicly available information. Below we speak to these statements, along with additional context and information that we believe demonstrates the inadequacy of AOBC’s response to the issues raised in our report.

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Political Spending

In its recommendations, Glass Lewis pointed to AOBC’s omission of $1.5 million in payments to two tax-exempt organizations, the National Rifle Association’s Institute for Legislative Affairs (“NRA-ILA”) and the National Shooting Sports Foundation (“NSSF”), from AOBC’s political spending disclosures.

Note that, as we indicated in our prior report, it is possible that additional payments of the nature described were made by AOBC—we only know of these two payments from NRA and NSSF press releases. AOBC’s September 6th response did not indicate whether the company has made any additional payments of this kind.

AOBC’s conclusory explanation for the above omissions—that the payments were tax deductible and not made for political purposes—is difficult to square with publicly-available information about the NRA-ILA and NSSF, their activities during the 2016 election cycle, and the regulations governing the deductibility of payments to tax-exempt organizations that engage in political activity.

For that reason, we believe that the burden is on AOBC to provide factual information to support its claims. Because it has not done so, we believe AOBC’s response should raise additional concerns for shareholders.

AOBC states in the fourth paragraph of its response:

The [Glass Lewis] Proxy Paper, citing the exempt solicitation filed by Majority Action, also criticizes us for purportedly failing to disclose under our Policy on Political Contributions and Expenditures, or the Policy, contributions of $1.5 million made to the NRA and the National Shooting Sports Foundation. Majority Action and Glass Lewis are both mistaken. The Policy, which was vetted with and approved by the proponent of the shareholder proposal in 2014, requires disclosure of contributions to tax-exempt organizations used for political purposes when such contributions are not deductible under Section 162(e) of the Internal Revenue Code. The contributions cited by Majority Action and relied upon in the Proxy Paper were deductible under Section 162(e) and not used for political purposes. No disclosure was required under the Policy and all our disclosures are proper and complete. (emphasis added)

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NRA Institute for Legislative Action Contribution

The NRA-ILA, according to its website, is the “lobbying” arm of the NRA.3 On August 5, 2015, the NRA announced that AOBC had given $1 million to the NRA-ILA. AOBC’s CEO James Debney said the following about the contribution:4

At Smith & Wesson we are honored to be part of an American heritage that goes back 163 years and is rooted in the fabric and the freedoms of our country. Our customers have loyally supported our products, while the NRA has loyally defended the Second Amendment. We are proud to play our part by doing all we can to support the NRA-ILA and its efforts to preserve the rights of Americans to keep and bear arms.

The NRA is a 501(c)(4) organization that engages in lobbying and political expenditures. From around the time AOBC made its contribution through the end of the 2016 electoral cycle, the NRA-ILA spent approximately $33,341,336 to influence federal elections through independent political expenditures.5 It also spent $920,000 in lobbying during the same period. See Appendix A for details.

Section 162(e)(1) of the Internal Revenue Code provides that:

No deduction shall be allowed under subsection (a) for any amount paid or incurred in connection with . . . (A) influencing legislation, (B) participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office . . . [or] (C) any attempt to influence the general public, or segments thereof, with respect to elections, legislative matters, or referendums...6

AOBC does not explain why a contribution to a tax-exempt organization whose primary focus is lobbying and political spending would nonetheless be a deductible expense or not have been made “for political purposes.” The NRA-ILA’s independent political expenditures, which included attacks on Democratic presidential nominee Hillary Clinton and exhortations to vote for Republican nominee Donald Trump, seem clearly to qualify as “participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office.” Unless specific agreements were secured or other factors exist that would prohibit AOBC’s contribution from being used for lobbying or political spending, it seems that a significant portion of the contribution would be considered as “for political purposes” and not “deductible,” as AOBC claims.

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National Shooting Sports Foundation Contribution

On August 3, 2016, NSSF announced that AOBC had made a $500,000 gift to the organization’s “#GUNVOTE” campaign.7 NSSF is a trade association that engages in significant lobbying. NSSF’s Chairman, Robert Scott, also serves as Vice Chair of AOBC’s Board and sits on the Board committee that oversees compliance with AOBC’s political disclosure policy.

In the NSSF press release, CEO Debney explained the reason AOBC supported the #GUNVOTE campaign:8

We are honored to support this effort on behalf of our employees and especially the law-abiding firearm owners of Massachusetts, who have so recently been denied their fundamental rights through arbitrary government action that threatens to turn lawful gun owners and dealers into criminals. To stop this from happening elsewhere, it is imperative that citizens across our nation are informed and knowledgeable about their rights, their candidates and the importance of their vote in this critical election year. (emphasis added)

AOBC’s contribution to NSSF is described in the same press release as “the largest contribution the #GUNVOTE campaign has received to date.” NSSF described the #GUNVOTE initiative as a “voter registration and education campaign,”9 but the initiative’s overtly political and partisan nature is shown by its communications just three weeks after the AOBC gift on August 26, 2016, which is shown to the right.

As mentioned earlier, NSSF also engages in significant lobbying. In FY 2017 (from April 1, 2016 through March 31, 2017), the organization spent $3,237,556 on lobbying expenses out of overall expenses of $46,382,424 (or 6.98%).10 Unless funds contributed were explicitly restricted to non-partisan activities of the #GUNVOTE campaign—for which we’ve seen no evidence—a significant portion of NSSF’s contribution appears to be non-deductible.

More fundamentally, however, Debney’s own acknowledgement that #GUNVOTE aimed to inform “citizens across our nation” about “their candidates” in “this critical election year” seems to indicate that AOBC contributed to #GUNVOTE in order to influence the 2016 elections, an unambiguously political purpose within the meaning of AOBC’s political disclosure policy.

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Conclusion

AOBC has not provided factual support for its contention that its payments to the NRA-ILA—an organization whose main reason for existing is lobbying and political activities—and NSSF, which used AOBC’s funds to intervene in the 2016 presidential election, would be classified as deductible expenses and not used for political purposes.

AOBC has not shown that it obtained an agreement from the NRA-ILA not to use the company’s $1 million donation for political or lobbying purposes; nor has it produced evidence of a similar agreement for its $500,000 donation to NSSF. The partisan political nature of the #GUNVOTE initiative—regardless of the anodyne characterization used by NSSF—was not concealed, and AOBC director Scott’s leadership role in NSSF would have given him detailed knowledge of NSSF’s election-related activities. AOBC’s conclusion thus appears to be inconsistent with the facts available publicly about AOBC’s payments, the nature of the NRA-ILA and NSSF’s activities, and the rules applicable to corporate lobbying and political spending.

Accordingly, we believe that shareholders are entitled to learn the factual basis for AOBC’s claim that its payments to the NRA-ILA and NSSF were tax-deductible and not made for political purposes, to allow shareholders to analyze whether AOBC complied fully with its political disclosure policy.

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Mitchell Saltz, VirTra, and the Smith & Wesson Academy

Proxy advisor Glass Lewis pointed to omissions by AOBC from its SEC filings of information related to director Mitchell Saltz, which had been identified in our report, as a partial basis for Glass Lewis’ recommendation that its clients withhold support from Saltz’s re-election.

In its recent response, AOBC makes several statements that contradict or are difficult to reconcile with publicly available information. For that reason, we believe that the burden is on AOBC to provide an account of events that is consistent with the facts highlighted below, or show that those facts are inaccurate.

Failure to Disclose as “Inadvertent Omission”

Our report pointed out that AOBC failed in both 2017 and 2018 to disclose in its proxy statement that AOBC director Mitchell Saltz serves on the board of VirTra Inc. (VTSI, “VirTra”), a provider of virtual reality-based high-tech weapons training systems and services, despite an SEC rule unambiguously requiring such disclosure. AOBC tries to pass off that failure as an “inadvertent omission,” stating, “[The failures to disclose Saltz’ board service were due to] an inadvertent omission by Saltz in reviewing his biography for inclusion in the proxy statement of a directorship in VirTra Systems...”

AOBC’s account of why it omitted Saltz’s VirTra directorship from two successive proxy statements is undermined by the following facts and circumstances.

A modicum of online due diligence on Saltz would have yielded his VirTra directorship. Biographies of Saltz from Bloomberg and MarketScreener, the top results in a Google search for his name, show Saltz as a director at four corporations, with the MarketScreen page indicating that he joined VirTra as a director in 2016. The publicly distributed October 2016 VirTra press release announcing his appointment to the Board highlighted his Smith & Wesson relationship as a major qualification for joining the VirTra board, as follows:11

Mr. Saltz is a seasoned corporate executive and director with relevant experience in a variety of industries, including the firearms manufacturing and firearms safety and security products industries. He has served as a director of NASDAQ-listed firearms manufacturer Smith & Wesson Holding Corporation from 1998 and served as its Chairman of the Board and Chief Executive Officer from 1998 through 2003. Since Mr. Saltz assumed the role of CEO in 1998 and joined its board, Smith & Wesson has grown in size from a company with $70 million in annual revenue to a well-recognized firearms brand with $1.4 billion in market capitalization.

Saltz’s biography appeared in two proxy statements issued in August 2018: VirTra Inc.’s proxy statement, filed on August 17, and AOBC’s—minus the VirTra directorship—filed on August 24. This temporal proximity suggests that the VirTra and AOBC boards—presumably including Saltz in both cases—would have been reviewing and approving the proxy statements at roughly the same time. Saltz would have been reviewing his biographies for the two companies’ proxy materials during that time as well. The idea that Saltz forgot about his VirTra directorship during this period strains credulity, especially as Saltz’s forgetfulness would have had to extend to AOBC’s 2017 proxy statement as well—i.e. two years in a row.

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Modern Round: Two AOBC Directors Participate in Venture that Uses VirTra Technology

In 2014 Saltz, together with AOBC board chair Barry Monheit, founded Modern Round, a company that creates hybrid luxury lounge/restaurant/virtual shooting ranges (shown in the Bloomberg and MarketScreener biographies) using VirTra’s technologies; the first Modern Round site opened in 2016. Saltz and Monheit serve as chair and vice-chair of Modern Round’s board, respectively. In 2015, VirTra and Modern Round entered into an agreement in which VirTra obtained a 5% ownership stake in Modern Round, and each company, subject to certain conditions, would have the right to purchase up to 10% of the other. Monheit was quoted in the press release announcing the VirTra/Modern Round tie-up.12 AOBC’s own board chair, then, almost certainly had actual knowledge of Saltz’s VirTra directorship.

The 2018 proxy statement biographies of both Saltz and Monheit refer to the VirTra technology used by Modern Round, but without naming VirTra. The biographies describe Modern Round as “a company formed to create and roll out nationally an entertainment concept centered around a virtual interactive shooting experience utilizing laser technology-based replica firearms and extensive food and beverage offerings,” without indicating VirTra’s role as a provider of key technology for the venture.

AOBC Code of Conduct and Ethics Requires Reporting of Even Potential Conflicts of Interest

Moreover, the AOBC Code of Ethics requires covered persons, including AOBC directors, to bring actual or potential conflicts of interest to the attention of AOBC’s CEO, CFO or General Counsel. As discussed more fully below, because VirTra was arguably a competitor of the Smith & Wesson Academy (the “Academy”)—an AOBC program offering firearms training to law enforcement and the military—Saltz should have interpreted the Code of Conduct and Ethics as requiring him to report the VirTra directorship to one of those executives as a potential conflict of interest, regardless of AOBC’s current insistence that no actual conflict exists.

The conflict policy is crystal clear on the obligation of covered persons to report even borderline cases that might create an appearance of conflict:

All Company directors, officers, and employees should conduct themselves accordingly and seek to avoid even the appearance of improper behavior in any way relating to the Company...Conflicts of interest may not always be clear-cut and further review and discussions may be appropriate. Any director or officer who becomes aware of a conflict or potential conflict should bring it to the attention of the Chief Executive Officer, the Chief Financial Officer, or the General Counsel as appropriate.13

This above language is included in the updated Code approved and adopted by the Board of Directors on June 26, 2018. It is hard to imagine that Saltz was unaware of its strict provisions during the period in which AOBC was preparing its proxy for release just two months after the Board adopted those Code revisions.

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Given these myriad connections among Saltz, AOBC, Monheit and VirTra, it seems unlikely that neither Monheit, nor any other member of AOBC’s board or senior management team, would have been aware of Saltz’s VirTra directorship at the time the 2017 or 2018 AOBC proxy materials were being prepared, reviewed and approved.

AOBC should explain who on the board or management team had actual knowledge of Saltz’s VirTra directorship and whether AOBC uses any processes, other than simply relying on directors themselves, to ensure that director biographical information in its proxy statements is accurate.

AOBC Narrowly Characterizes Smith & Wesson Academy, Potentially Minimizing Overlap with VirTra and the Potential Competitive Threat

In its response, AOBC takes issue with the notion that VirTra competes with the Academy in order to establish that Saltz’s service on the VirTra board “is not a conflict of interest” and that the omission of that directorship from AOBC’s proxy statements was “immaterial” and “of no consequence.” AOBC draws a distinction between the “armorer training and transitional training” allegedly offered by the Academy and the “virtual-reality based firearms training simulators” VirTra offers. More specifically, AOBC claims that VirTra’s simulators “do not provide and they do not replace the transitional training we provide in person to our law enforcement customers, and they do not provide training to armorers, certifying them to repair and maintain Smith & Wesson firearms.” While it is true that the Academy offered (before its apparent closure) many Smith & Wesson-specific training programs, a course-by-course review of the Academy’s offerings contradicts AOBC’s narrow characterization of the Academy’s purpose.

Narrow Characterization of Academy Offerings

As of September 8, 2018, the Academy’s “in-house program schedule” continued to list 21 courses offered,14 even though it no longer offered any dates for which students could enroll. It described the training as designed to help police and military personnel “prepare for and exceed their mission specific role in a fluid environment.”

Only two of the 21 courses included were designed for a new user to “transition” to Smith & Wesson products.15 Ten others trained armorers on the care, cleaning, maintenance and troubleshooting of specific Smith & Wesson products.16

However, nine of the 21 offerings covered advanced tactical or “special” subjects with no reference whatsoever to Smith & Wesson products. Indeed, these listings encourage students to bring “their own issued firearm,” without any reference to brand name. These also include the highest priced courses in the catalogue, with tuition ranging up to $3,400 per attendee, while none of the S&W specific courses cost more than $650.

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Advanced courses with no Smith & Wesson specific content included:

1)	Low Light Tactics and Techniques
2)	Back Up Gun
3)	Active Shooter Response Training
4)	Advanced Pistolcraft
5)	Advanced Handcuffing Instructor – Non-Compliant

Similarly, AOBC’s descriptions of the Academy to shareholders, included in 10-Ks from 2004 to 2017, portray the training program as a “state-of-the-art” source of training for law enforcement professionals in all U.S. states and many foreign countries, not as a program designed to transition new clients to Smith & Wesson products, nor even as a program limited to users of the company’s products:

Established in 1969, the Smith & Wesson Academy is the nation's oldest private law enforcement training facility. The Academy has trained law enforcement personnel from all 50 states and more than 50 foreign countries. Classes are conducted at a modern facility in Springfield, Massachusetts or on location around the world. Through the Smith & Wesson Academy, we offer state-of-the art instruction designed to meet the training needs of law enforcement worldwide.17

VirTra and the Academy use similar language to describe their target markets as professionals who require training for extreme situations. The Academy stated that “superior training will give today’s law enforcement the tools necessary to handle tomorrow’s most extreme situations.” VirTra says it offers virtual reality-based training built upon “the most cutting-edge research into the dynamics of human behavior during life-threatening encounters.”

Overlap in Markets Served by Smith & Wesson Academy and VirTra

The markets served by the two companies overlap significantly. The Academy identified its core market as “military and law enforcement agencies,” without specifying preferred weapon brand. VirTra identifies its core markets as follows: “We have four main customer groups, namely, law enforcement, military, educational (includes colleges and police academies) and civilian.” Virtra explicitly offers training scenarios on topics that were covered by Academy courses, including “active shooter”18 and “low light” situations.19

AOBC, in its September 6 response to the Glass Lewis Proxy Paper on the company, described VirTra as a firm which “sells virtual reality-based firearms training simulators.” While this may be VirTra’s original business model, deals announced in the months before AOBC seemingly closed the Academy clearly demonstrate VirTra’s penetration into the training side of the firearms business, winning major new contracts to provide simulators and training for use in both police and military training:

●	In March 2018, VirTra won a $4.6 million U.S. State department contract to provide “training simulators, related accessories and training [emphasis added]” to the Pakistani government as part of a U.S. foreign assistance.[20]

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●	In April, VirTra also reported new contracts for simulators, training events and training with major U.S. police agencies coast-to-coast: Los Angeles St. Louis, Dallas and Orange County (Florida).[21] While VirTra supplied the hardware, the classes were offered in collaboration with the “Force Science Institute,”[22] which is “sponsored by VirTra.”[23] A September 14, 2018 Fox News report shows St. Louis police recruits in action, using the VirTra simulator training to test their reaction time in a simulated dangerous encounter.[24]

Smith & Wesson Academy Presented as “Customer Service Offering”

In what appears to be an attempt to support the claim that the Academy is limited to customer service offerings, AOBC states that the program generates “less than one half of one percent of [the company’s] revenue,” there are several other reasons this could be true, including lack of success of the program, or a decline in revenue potentially due to competitive offerings.

Conclusion

In sum, although the Academy and VirTra don’t use the same technology to deliver training, there is ample evidence from which one could conclude that they compete, at least with respect to law enforcement and military training, even if delivered alongside partners.

None of AOBC’s written materials regarding the Academy, including descriptions in SEC filings, support AOBC’s current claims that the Academy’s programs were intended for use only by users of Smith & Wesson firearms, that almost all courses are limited to armorer and transitional training, or that the training program is merely a customer service.

Even if Saltz felt that the overlaps between VirTra’s and AOBC’s business activities did not constitute a genuine conflict, the Code of Conduct and Ethics the Board adopted in the run-up to this year’s annual meeting created an unquestionable duty to report, based on the possible appearance of conflict.

Downsizing of the Smith & Wesson Academy

Finally, AOBC acknowledges that they closed their Massachusetts site but says “we continue to operate to this day” at other locations, perhaps to defang an argument that competition from VirTra has damaged the Academy’s business, or that the apparent scaling-back is concurrent with Saltz’s joining the VirTra board. But the publicly-available data call that conclusion into question. In its 2017 course brochure, the Academy offered 20 off-site classes and had four scheduled for the first half of 2018. The brochure also listed one class scheduled for the second half of 2018, but that class was dropped from the 2018 brochure. At present, no future classes are shown as available.25 Thus, according to their own website they are currently offering no classes, neither on- or off-site.

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Appendix A

NRA-ILA Filings

FEC filings by the NRA-ILA show the NRA-ILA spending $33,341,336 to influence federal elections through independent political expenditures during the 2016 electoral cycle (covering years 2015 and 2016).26 It also spent $920,000 in lobbying during that same period ($520,000 in 201527 and $400,000 in 201628).

According to the the NRA’s Form 990s filed with the IRS, the organization spent $24,851,934 on NRA-ILA activities in 2015 (see Part III, line 4c) and $76,579,388 in 2016 (see Part III, line 4a, and the 13th page entitled “Additional Data”). This makes for a total of $101,431,322 in expenditures for the organization during the covered period.

Given the above, it appears that a significant portion of the contributions provided by AOBC to NRA-ILA would be classified as going towards lobbying and political expenditures.

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Endnotes

[1]	https://www.sec.gov/Archives/edgar/data/1092796/000138713118004241/mja-px14a6g_082118.htm
[2]	https://www.sec.gov/Archives/edgar/data/1092796/000119312518267792/d620794ddefa14a.htm
[3]	https://www.nraila.org/about/
[4]	https://www.nraila.org/articles/20150805/smith-wesson-contributes-1-million-to-benefit-the-nra-institute-for-legislative-action
[5]	https://www.opensecrets.org/outsidespending/detail.php?cycle=2016&cmte=C90013301 & https://www.fec.gov/data/committee/C90013301/?cycle=2016
[6]	https://www.law.cornell.edu/uscode/text/26/162
[7]	https://www.nssf.org/smith-wesson-tops-nssf-gunvote-chairmans-club-with-500000-contribution/
[8]	https://www.nssf.org/smith-wesson-tops-nssf-gunvote-chairmans-club-with-500000-contribution/
[9]	https://www.nssf.org/smith-wesson-tops-nssf-gunvote-chairmans-club-with-500000-contribution/
[10]	https://www.guidestar.org/FinDocuments/2017/060/860/2017-060860132-0edea1e5-9O.pdf
[11]	https://www.virtra.com/press-release/virtra-board-directors-appoints-new-independent-member
[12]	https://www.virtra.com/press-release/virtra-signs-co-venture-agreement-modern-round
[13]	http://ir.smith-wesson.com/phoenix.zhtml?c=90977&p=irol-govconduct
[14]	http://snwstagecdn.azureedge.net/safety/academy-training
[15]	http://snwstagecdn.azureedge.net/safety/academy-training/tactical-training/mp-transitional-pistol
[16]	http://snwstagecdn.azureedge.net/safety/academy-training
[17]	Smith & Wesson Holding Corp. Filing on Form 10-K, filed on July 16, 2004, p. 10; AOBC Filing on Form 10-K, filed on June 29, 2017, p. 9.
[18]	https://www.virtra.com/investor-relations/virtras-police-training-simulators-chosen-by-three-of-the-largest-u-s-law-enforcement-departments
[19]	https://www.youtube.com/watch?v=uA9J8J8n2tU
[20]	https://www.virtra.com/press-release/virtra-awarded-4-6-million-training-simulators-contract-by-u-s-department-of-state-for-international-partner
[21]	https://www.virtra.com/investor-relations/virtras-police-training-simulators-chosen-by-three-of-the-largest-u-s-law-enforcement-departments
[22]	https://www.virtra.com/press-release/virtra-and-force-science-institute-announce-law-enforcement-training
[23]	https://www.virtra.com/
[24]	https://fox2now.com/2018/09/14/st-louis-county-police-using-science-to-better-train-their-force-and-new-recruits/
[25]	https://www.smith-wesson.com/safety/academy-training/field-school-listing
[26]	https://www.opensecrets.org/outsidespending/detail.php?cycle=2016&cmte=C90013301 & https://www.fec.gov/data/committee/C90013301/?cycle=2016
[27]	https://www.opensecrets.org/lobby/clientsum.php?id=D000000082&year=2015
[28]	https://www.opensecrets.org/lobby/clientsum.php?id=D000000082&year=2016

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